THE PITTSBURGH JUICE COMPANY

PROMISSORY NOTE

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT THE CONSENT OF THE COMPANY AND COMPLIANCE WITH SECURITIES LAWS.

THIS NOTE REPRESENTS THE OBLIGATION OF NEWCO, LLC (THE "COMPANY") AND WAS ISSUED PURSUANT TO (i) THE COMPANY'S SEC FORM C, AND (ii) AN INVESTMENT AGREEMENT. CAPITALIZED TERMS THAT ARE NOT OTHERWISE DEFINED IN THIS NOTE HAVE THE MEANINGS GIVEN TO THEM IN THOSE DOCUMENTS.

Note Serial Number	1712A001	*Interest Rate*	**8.25%**
Name of Purchaser	*%%VESTING_AS%%*	*Principal Amount*	**$*%%VESTING_AMOUNT%%***

1. **Note Indenture**. This Note is subject to the Company's Note Indenture dated December 11, 2017, as if all the terms of the Note Indenture were set forth in this Note.

2. **Payment Obligation**. For value received, the Company hereby promises to pay to the Purchaser the Principal Amount stated above plus interest calculated at the Interest Rate stated above.

IN WITNESS WHEREOF, the undersigned has caused this Note to be executed as of the date first written above.

The Pittsburgh Juice Company

By _____
    Naomi Homison